UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

For the month ended:  August 24, 2004

Commission File Number:  0-30314

BONTAN CORPORATION INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONTAN CORPORATION INC.

(Registrant)

August 24, 2004	By: /s/ Kam Shah

Date	Chief Executive Officer and Chief Financial Officer

page i

TABLE OF CONTENTS

Page No.

Item I	Notice of Annual and Special Meeting	1-2
Item II	Information Circular	3-8
Item II	Proxy Form	9-10

ii

[LOGO]	47 Avenue Road, Suite 200 Toronto, Ontario, Canada, M5R 2G3 T: 416-860-0175 F: 416-361-6228 W: www.bontancorporation.com

August 20, 2004

Dear Shareholder,

Re:  Annual and Special Meeting of Shareholders

Enclosed herewith you will find a Notice of An Annual and Special Meeting of Shareholders to be held on Tuesday, September 14th, 2004, at the hour of 9:00 a.m. at Suite 200, 47 Avenue Road, Toronto, Ontario, together with an Information Circular, Proxy and Audited Financial Statements of the Corporation for the fiscal year ended March 31, 2004.

The Notice of Meeting and Information Circular describe the items of business to be dealt with at the meeting and provide you with other pertinent information about Bontan Corporation Inc., its directors and executive officers. Further, the Corporation has filed its Management's Discussion and Analysis of the financial statements on SEDAR and you are encouraged to review the document at www.sedar.com.

If you cannot attend the meeting, it is important you represent yourself by proxy. The form of proxy enables you to signify your voting intentions in advance whether or not you plan to attend the meeting. Please complete, date and sign the form and return to our office in the envelope provided.

Yours truly,

/s/ Kam Shah

Kam Shah CA CPA
Chairman, Chief Executive Officer
and Chief Financial Officer

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders of Bontan Corporation Inc. (the "Corporation") will be held at Suite 200, 47 Avenue Road, Toronto, Ontario on the 14th day of September, 2004, at the hour of 9:00 AM (Toronto time) for the following purposes:

1.	To receive the consolidated financial statements for the year ended March 31, 2004, and the report of the auditors thereon.

2.	To elect directors.

3.	To appoint auditors, and to authorize the directors to fix their remuneration and/or appoint, if necessary, another auditor, as seen fit, in the event of a material event.

4.	To consider and if thought appropriate, pass a special resolution authorizing directors to continue to raise funds through private placements as seen fit; and to issue as they deem necessary as many additional common, convertible or preferred shares, warrants, or any other financial instruments, through the sale of an exempt offering or shelf registration of common shares as defined by governing regulatory bodies for use in acquisitions, private placements, working capital or debt.

5.	To consider and if thought appropriate, pass a resolution authorizing directors to make any changes to the Corporation's by-laws as they deem fit.

6.	To consider and if thought appropriate, pass a resolution authorizing directors to introduce any additional compensation and or stock options plans as deemed necessary and to allow discretion to the directors to issue compensation shares and stock options under these plans as they see fit.

7.	To consider and if thought appropriate, to authorize directors to approve and disburse at their discretion, dividends, in cash or stock, out of the proceeds of any major investments and/or assets of the Company subject to compliance with any regulatory requirements.

8.	To consider and if thought appropriate, to pass a resolution to either split the issued capital of the Corporation such that up to fifteen new common shares would be issued in exchange for one old issued common shares of the Corporation or consolidate the issued capital of the Corporation such that one share be issued in exchange for up to fifteen old issued common shares of the Corporation, at the discretion of the Directors of the Corporation within the next Annual General Meeting.

9.	9. To consider and if thought fit, to pass a Special Resolution changing the name of the Corporation to "Bontan International Corp." or such other name as shall be acceptable to the Directors and the Minister of Consumer and Commercial Relations.

10.	To consider and if thought fit, to pass a special resolution to amend the Articles of the Corporation to move the jurisdiction of the Corporation to the USA, at the discretion of the Directors.

11.	11. To transact such further and other business as may properly come before the meeting or any adjournment thereof.

Copies of the Information Circular, Proxy and Audited Financial Statements of the Corporation accompany this notice. All instruments appointing proxies to be used at the above meeting must be deposited at the office of the Corporation, Suite 200, 47 Avenue Road, Toronto, Ontario, M5R 2G3 no later than 11 o'clock in the forenoon (Toronto time) on September 13, 2004.

DATED at Toronto this 20th day of August 2004.

BY ORDER OF THE BOARD

  /s/ Kam Shah
Kam Shah
Chairman, CEO and CFO

INFORMATION CIRCULAR
PROXIES
MANAGEMENT SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF PROXIES to be used at the Annual and Special Meeting of the shareholders of Bontan Corporation Inc. (the "Corporation") to be held Tuesday, September 14th, 2004.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are either directors or representatives of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COPRORATION, TO REPRESENT THEM AT THE MEETING MAY DO SO by inserting such other person's name in the blank space provided in the form of proxy and depositing the completed proxy at the office of the Corporation, Suite 200, 47 Avenue Road, Toronto, Ontario, M5R 2G3.

A proxy can be executed by the shareholder or his/her attorney duly authorized in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, the proxy may be revoked before it is excercised by instrument in writing and delivered in the same manner as the proxy, at any time up to and including the last business day preceding the day of the meeting or any adjournment thereof, at which time the proxy is to be used or delivered to the chairman of the meeting on the day of the meeting or any adjournment thereof, prior to the time of voting and upon either such occurance, the proxy is revoked.

DEPOSIT OF PROXY

By resolution of the directors of the Corporation duly passed, ALL PROXIES TO BE USED AT THE MEETING MUST BE DEPOSITED NOT LATER THAN 11.00 AM on September 13, 2004, or any adjournment thereof, at the Corporation's office, Suite 200, 47 Avenue Road, Toronto, Ontario, M5R 2G3 provided that a proxy may be delivered to the chairman of the meeting on the day of the Meeting or any adjournment thereof, prior to the time for voting.

INSTRUCTIONS FOR COMPLETING PROXY FORM

1.	Please complete and sign the proxy authorization form.

2.	Your vote will be recorded on receipt of the proxy authorization form.

3.	Please use the return envelope provided.

4.	If you have any questions regarding the enclosed documents, please contact the individual who serves your account.

5.	Exercising your right to vote is an important part of investing. We urge you to review the enclosed material and exercise your voting rights by returning the enclosed proxy authorization form immediately.

6.	You may send your entire proxy authorization form by facsimile to 416-361-6228. Please ensure the proxy authorization form is completed and signed.

If you plan to attend the meeting, or designate another person(s) to attend on your behalf, please strike out the names of the appointed persons as proxy holders and print your name or that of your delegate(s), in the space provided. You may vote on the resolutions now or you may elect not to vote until the meeting.

It is important to sign, date and return the proxy authorization form in the envelope provided as soon as possible. An unsigned proxy form cannot be counted. Please note, if you appoint yourself or another person(s) on your behalf, you or your delegate(s) must attend the meeting for your vote to count.

VOTING
VOTING OF SHARES AND PRINCIPAL HOLDERS THEREOF

As of August 15th, 2004, there were 11,211,386 common shares outstanding, each carrying the right to one vote per share. The Board of Directors fixed the close of business on August 15, 2004, as the record date for the purpose of determining shareholders entitled to receive notice of the meeting, but failure to receive a notice does not deprive a shareholder of the right to vote those shares at the meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and demanding the inclusion of his name in the list of shareholders not later than ten days before the date of the meeting.

To the knowledge of the directors and officers of the Corporation, as at August 15th, 2004, the following shareholders beneficially own or exercise control or direction over more than 5% of the common shares of the Corporation:

Name of Shareholder	No. of Shares	% of Issued Shares

LOM Nominees Ltd.	642,271	5.73%
Snapper Inc.	1,756,706	15.67%

PROVISIONS RELATING TO VOTING OF PROXIES

Proxies are only voted when a poll is required. A poll is a vote by written ballot which gives one vote for each common share registered in the name of the member.

IF THERE IS CERTAINTY OF INSTRUCTIONS, THE PERSON NAMED IN THE ENCLOSED PROXY WILL VOTE (EXCEPT WHERE THERE IS A DIRECTION TO WITHHOLD VOTING) THE SHARES IN RESPECT OF WHICH HE OR SHE IS APPOINTED IN ACCORDANCE WITH THE DIRECTIONS OF THE MEMBER APPOINTING THE PROXY HOLDER. IN THE ABSENCE OF SUCH DIRECTIONS, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS REFERRED TO IN THE ATTACHED NOTICE OF MEETING. IF TWO DIRECTIONS ARE MADE IN RESPECT TO ANY MATTER, SUCH SHARES WILL SIMILARLY BE VOTED FOR THE ADOPTION OF SUCH MATTER.

The enclosed Form of Proxy confers discretionary authority upon the person named therein with respect to any amendment, variation or other matter to come before the meeting, other than the matters referred to in the Notice of Meeting, HOWEVER IF ANY SUCH AMENDMENTS, VARIATION OR OTHER MATTERS WHICH ARE NOT NOW KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED THEREON IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSON OR PERSONS VOTING SUCH PROXIES.

MATTERS TO BE ACTED ON
REPORT OF AUDITORS AND CONSOLIDATED FINANCIAL STATEMENTS - PROPOSAL ONE

The Annual Report of the Corporation, which contains the Report of the Auditors and the Consolidated Financial Statements, has been mailed to shareholders together with this

Information Circular. Additional copies will be available at the Annual General and Special Meeting. If any shareholder wishes additional copies of the Annual Report prior to the Annual General and Special Meeting, please contact the Corporation or download it from www.sedar.com.

ELECTION OF DIRECTORS - PROPOSAL NUMBER TWO

The Directors of the Corporation are elected annually and hold office until the next Annual General and Special Meeting. The Articles of the Corporation currently provide for a Board of Directors consisting of not less than three (3) and not more than ten (10) directors. Management proposes the persons listed below be nominated for election as Directors of the Corporation for the ensuing year.

Management does not contemplate that any of the persons proposed to be nominated by it will be unable to serve as Director. If prior to the Meeting any such nominees are unable or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting.

Name, Office Held with The Corporation and Present Principal Occupation	Director since	Number of shares of the Corporation beneficially owned or over which control or direction is Exercised

Kam Shah Chairman, Chief Executive Officer Chief Financial Officer	January 3, 1999	17,967

Dean Bradley Director	November 13, 2000	Nil

Kevin Markland Director	May 17, 2004	Nil

The information as to the shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

The Corporation is required to have an audit committee. Messrs. Kevin Markland and Dean Bradley are currently members of that Committee.

Statement of executive compensation

The following table sets forth, for the fiscal years ended March 31, 2004, 2003 and 2002, the aggregate remuneration paid or payable by the Corporation in each such period to the person who acted as an Executive to the Company during the year ended March 31.

Name and Principal Position	Twelve months March 31	Annual Compensation Fees

Terence Robinson CEO	2004 2003 2002	$ 112,150 $ Nil $ 118,100

Kam Shah CFO	2004 2003 2002	$ 65,525 $ 7,000 $ 121,811

Stock options issued

For the fiscal year ended March 31, 2004, no options were issued under the "1999 Option Plan."

Compensation of directors

During the fiscal year ended March 31, 2004, none of the directors of the Corporation received any fees or retainers for acting as directors or as members of committees of the board of directors.

Report on executive compensation

The Corporation's primary concern in compensating executive officers is to provide a lower level of fixed cash compensation, but to provide through profit sharing, stock appreciation rights, or bonuses, strong incentives for the executive officers to ensure their continuing commitment to the Corporation, its overall performance, and stock performance for the Corporation's shareholders.

The Corporation's goal is to provide each executive officer with incentives for performance of the business unit in which the executive officer is involved. In the case of the executive officers who have involvement in more than one business unit, the Corporation places more emphasis on the overall profitability of the Corporation and the returns to shareholders of the Corporation through increases in stock prices.

Severance agreements

The Company has entered into a severance agreement with both executives. The agreement generally provides for the payment of severance benefits if the named executives are terminated by the company, owing to a change in control or any other reasons, other than for cause. The named executives will receive a lump sum severance payment equal to the higher of $250,000 and three times the average of the total compensation earned in the previous two years. In addition, stock options granted to the named executive will fully vest on termination.

Indebtedness of directors and senior officers

As of March 31, 2004, total indebtedness incurred by all the executives is set forth in the following table:

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest amount outstanding during fiscal 2003	Amount outstanding at March 31, 2003

Kam Shah CFO	Borrower	$ 20,000	$ 20,000
APPOINTMENT OF AUDITORS - PROPOSAL NUMBER THREE

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Sloan Paskowitz Adelman LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year, and to authorize the directors to fix their remuneration and/or appoint another auditor in the event of a material event if deemed necessary. Sloan Paskowitz Adleman LLP, Chartered Accountants, was first appointed auditor of the Corporation during the 2004 fiscal year.

PRIVATE PLACEMENTS AND SHARES ISSUANCE FOR ACQUISITIONS - PROPOSAL FOUR

The Corporation recently completed its private placement of 8,879,571 units at $0.35, consisting of one common share and one common share purchase warrant, with the proceeds used thus far for working capital and for the acquisition and financing of an indirect participation interest ("IPI") in an oil exploration program in Papua New Guinea and diamond mining rights in Brazil. The Corporation may be required to raise additional financing in connection with the IPI and Brazilian diamond mining projects or for other acquisitions under consideration by the Management, as well as for additional working capital to maintain the company's financial condition. Any such acquisitions and financing may involve issuance of cash and or significant number of common shares of the Corporation through the sale of an exempt offering or shelf registration as defined by the Ontario Securities Act and the United States Securities Act 1933.

The shareholders are therefore asked to pass a special resolution authorizing the directors to raise additional funds through private placements at prices deemed fit by them and to authorize the directors to issue as many shares, warrants or other financial instruments as they see fit through exempt sale offerings or shelf registrations permissible by applicable governing regulatory bodies for acquisitions, private placement, debt or working capital.

AMEND THE CORPORATION'S BYLAWS - PROPOSAL FIVE

Over the last few years, the laws, rules and regulations governing corporations have greatly changed with respect to corporate governance and conduct. The Corporation's by-laws were adopted in 1986 and do not necessarily reflect the new corporate standards or guidelines promulgated by governing bodies such as the US Securities Exchange Commission ("SEC") and Ontario Securities Commission "OSC". As a result, the Board of Directors may not be able to comply or appropriately respond to the new corporate governance and conduct guidelines.

Accordingly, the shareholders are asked to approve a resolution authorizing the Directors to make changes to the Corporation's by-laws from time to time as they deem fit.

ISSUE OF SHARES AND OPTIONS FOR SERVICES RENDERED - PROPOSAL SIX

The purpose of stock compensation and stock options plans is to develop the interest of directors, officers, employees and non-employees such as consultants who provide bonafide services -- other than services rendered in connection with the offer and sale of securities in a capital raising transaction -- to the Corporation and its subsidiaries. By providing such persons with the opportunity to acquire an increased proprietary interest, the Corporation may better be able to attract and retain persons of desired experience and ability.

The shareholders are now asked to pass a special resolution authorizing directors to introduce any additional compensation and or stock options plans as deemed necessary and to allow discretion to the directors to issue compensation shares and stock options under these plans as they see fit.

DISBURSEMENT OF DIVIDENDS - PROPOSAL SEVEN

During the last fiscal year, the Corporation has made certain investments and acquisitions in the natural resource industry. These may yield significant gains in the future, which the directors may decide to disburse as dividend in cash or stock.

The shareholders are therefore asked to pass a resolution authorizing the directors to declare and disburse a dividend out of the proceeds from the sale of any major investment or asset of the Corporation subject to compliance with any regulatory requirements.

STOCK SPLIT OR CONSOLIDATION - PROPOSAL EIGHT

The management believes that the corporation may have to deal with acquisitions and private placements situations in the pursuit of its new business strategy. These situations may have profound effect on the number of shares to be issued and on the market price of these shares.

The shareholders are therefore asked to pass a special resolution authorizing directors to either split the issued capital of the Corporation such that up to fifteen new common shares would be issued in exchange for one old issued common shares of the Corporation or consolidate the issued capital of the Corporation such that one share be issued in exchange for up to fifteen old issued common shares of the Corporation, at their sole discretion until the next Annual General Meeting.

NAME CHANGE - PROPOSAL NINE

The Management is of the opinion a new name may be desirable for the Corporation if it better reflects its current business strategy or if it acquires a new business which may have a different business strategy than its current one.

The shareholders are therefore asked to pass a special resolution authorizing the directors to change the name of the Corporation to "Bontan International Corp." or some other name at their sole discretion and subject to its acceptance by the Ministry of Consumer and Commercial Relations.

CHANGE OF JURISDICTION - PROPOSAL TEN

Management believes that the Corporation may be able to raise further funds more easily and reduce its compliance costs if it incorporates in the USA.

The Shareholders are therefore asked to consider and approve a special resolution to amend the Articles of the Corporation to move its reporting jurisdiction to the State of Delaware or any other State in the USA at the discretion of the directors of the Corporation.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no other matters to come before the Annual and Special Meeting of Shareholders other than as set forth in the Notice of Meeting. HOWEVER, IF OTHER MATTERS, WHICH ARE NOT KNOWN TO MANAGEMENT, SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON HOLDING THE PROXY.

CERTIFICATE OF APPROVAL OF DIRECTORS

The foregoing does not contain any untrue statements of a material fact and does not omit a material fact that is required to be stated. This Information Circular and the mailing of the same to shareholders has been approved by the Board of Directors of the Corporation

Dated this 20th day of August 2004.

BY ORDER OF THE BOARD OF DIRECTORS

 /s/  Kam Shah
Kam Shah, Chairman, CEO, CFO

PROXY

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF BONTAN CORPORATION INC.

TO BE HELD AT 47 Avenue Road, Suite 200, Toronto, Ontario, on Tuesday, September 14, 2004, at 9 a.m.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Kam Shah, Chief Executive Officer and Chairman of the Corporation, or in the place of the foregoing, , as proxyholder for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the registered shareholders of the Corporation ("Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned registered shareholder was present at the said Meeting, or any adjournment thereof.

The registered shareholder hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the registered shareholder as specified herein.

The undersigned registered shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGNATURE OF HOLDER:

DATED THIS DAY OF , 2003

RESOLUTIONS (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)
	For	Against	Withhold
1. Receiving and approving the consolidated financial statements.
2. Electing the directors as nominated by management.
3. Appointing Sloan Paskowitz Adelman LLP, Chartered Accountants, as auditors of the Corporation and authorizing directors to fix their remuneration, and to appoint another auditor if necessary in the event of a material event.
4. Authorizing directors to continue to raise funds through private placements, and to issue as they deem necessary as many additional common, convertible or preferred shares, warrants or other financial instruments through exempt offerings or shelf registrations for acquisitions, private placements, working capital or debt.
5. Authorizing directors to make any changes to the Corporation's by-laws as they deem fit.
6. Authorizing directors to introduce any additional compensation and or stock options plans as deemed necessary and to allow discretion to the directors to issue compensation shares and stock options under these plans as they see fit.
7. Authorizing directors to disburse, at their discretion, dividends in cash or stock, out of proceeds of the sale of any major investments or assets of the Corporation as allowed by the applicable regulations.
8. Authorizing the directors to do, at their sole discretion, either a 1:15 stock split or 15:1 stock consolidation of the common shares of the Corporation within the next annual general meeting.
9. Authorizing directors to change the name of the Corporation at their discretion subject to its acceptability by Ministry of Consumer and Commercial Relations.
10. Authorizing the amendment of the Articles of the Corporation to allow directors to move the jurisdiction of the Corporation to USA.
11. Transacting such other business as may be properly brought before the Meeting or any adjournment thereof.
THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Corporation.

2.	This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of the Corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or notarial copy of the instrument so empowering such person, or such other documentation in support as may be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Corporation.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(A) appoint one of the management proxyholdersnamed in the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(B) appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instruction of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.	If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of the Corporation no later than 11 a.m. on September 13, 2004, or adjournment thereof.

The mailing address of the Corporation is 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3.